Shareholder summary 2008

Welcome to our shareholder summary 2008. This is the first edition of a new summary that will be distributed with your Notice of Meeting each year. As part of the company's e-communications programme, we have decided not to publish an Annual Review.

This summary provides high level information from our financial results together with brief details of this year's final dividend and our AGM. The full report and accounts, together with additional company information, is available on our website **www.severntrent.com.**



Sir John Egan
Chairman
Severn Trent Plc



Tony Wray
Chief Executive
Severn Trent Plc

The right team to deliver

I am pleased to report on a good set of results which clearly demonstrate progress towards delivering improvements through Severn Trent's business strategy of focusing on water. We are also nearing the end of resolving legacy issues from the previous regime. The increased momentum of our financial and operational performance underpins our ability to deliver dividends in line with our stated policy – an annual increase of 3% above the rate of inflation at least up to the end of the current regulatory period in 2010.

Focus on operational improvement

These results demonstrate continuing improvements across the business. In particular, customer service standards are rising and we have outperformed against a tougher leakage reduction target. We have outperformed against Ofwat's determination for operating costs over the year and expect to outperform by 3% over the remaining two years of AMP4. We are investing heavily across our network and remain on track to meet our regulatory obligations with an overall capex efficiency of around 6% over the Ofwat determination.

Twelve months ago we took the unique step of publishing 20 Key Performance Indicators for Severn Trent Water to raise standards through continuous improvement. These measures demonstrate there is transparency in our performance. We have already made good progress, but still have further to go as we strive for upper quartile performance. We remain committed to raising standards still higher and to further invest in improving our operational efficiency because we believe that these will deliver improved customer service and enhanced shareholder value. We are now better placed to satisfy the expectations of our customers, regulators and shareholders.

Financial highlights

Group turnover £m

2008	1,552.4
2007	1,480.2

+4.9%

Group profit* £m

2008	292.2
2007	252.0

* before tax, exceptional items and gains/losses on financial instruments

+16.0%

Final dividend pence

2008	41.29
2007	38.68

+6.7%

Delivering results

- continued progress towards higher standards and greater efficiency
- outperformed against Ofwat 2007/08 determination for operating costs
- outperformed against Ofwat 2007/08 leakage target
- legacy issues nearing final resolution
- group PBIT* £469.5 million up 15.8%
- dividends to increase by 3% above inflation to 2010

*before exceptional items

Outlook

The outlook for the coming year is one of continued improvement.

In Severn Trent Water, our improvement plans are progressing well. We expect to incur around £24 million of restructuring costs over the remaining two years of the AMP4 period. These restructuring costs will help drive increases in standards and deliver efficiency savings in the current AMP4 period and beyond. We expect that the achievement of our plans will enable us to deliver around £30 million of cost efficiencies over the last two years of the AMP4 period, which represents around 3% annual out performance against the Ofwat determination for operating costs in 2008/09 and 2009/10.

Risks to the achievement of these objectives include the potential impact of new, externally imposed requirements on the business, principally the Traffic Management Act 2004, which became law in April 2008, and unforeseen variations in commodity prices or unhedged energy costs. Our energy costs are hedged to 93% of estimated volume in 2008/09 and to 86% in 2009/10.

We have a strong liquidity position and our capital programme is proceeding according to plan. We continue to expect to deliver on our regulatory commitments whilst achieving around 6% efficiency over the AMP4 period. Achieving this level of efficiency has allowed us to consider further options to enhance long term value, support our improvement plans and deliver greater efficiency. The three key areas we are focused on are:

- accelerating our renewable energy programme to deliver greater operational efficiency, enhance our natural hedge to energy costs and reduce our carbon footprint;
- to engage with our supply chain to develop an "early start" contracting strategy and investment plan to deliver benefits in the AMP5 investment programme; and
- investments in economically enhancing technology and locations, principally the construction of the new Severn Trent Centre.

Our decisions to invest in these areas to provide sustainable future improvements in efficiency will be equivalent to the 6% capex efficiency.

In Water Technologies and Services, the market for all three areas of activity remains strong. We are working to an accelerated and focused growth strategy, building on our brand recognition and reputation, our strong market positions, our international scale and our advanced technologies.

At group level, we remain committed to achieving our stated target of around 60% group net debt to Regulatory Capital. At 31 March 2008, group net debt was 58.0% of RCV.

Severn Trent is a high quality business whose investment programme drives strong growth prospects. The management team has a clear and focused strategy and is engaged in the single minded pursuit of higher standards as the means to achieve both higher levels of customer satisfaction, and also sustained strong financial returns to shareholders.

Dividend information

The directors are recommending a final dividend of 41.29p per ordinary share, for the 2007/08 financial year.

If approved by shareholders, at the company's AGM, the dividend will be paid on 1 August 2008 to shareholders on the register of members on 20 June 2008.

Together with the interim dividend of 24.34p per ordinary share, paid on 16 January 2008, this will bring the total dividend, for 2007/08, to 65.63p per ordinary share.

The company's financial calendar, with details of future results announcement dates and dividend payment dates, is available at **www.severntrent.com**.

Details of our AGM

This year's AGM will be held at the International Convention Centre, Broad Street, Birmingham B1 2EA at 11.00am on Tuesday 22 July 2008. Full details, including the business to be considered and explanatory notes for each resolution, can be found in the enclosed Notice of Meeting.

The exhibition area planned for the AGM will include informative, as well as some interactive stands based around a selection of the company's Key Performance Indicators and operational areas of the business. There will also be the opportunity to meet with your board of directors before the meeting begins.

Whether you are planning to attend the AGM or not, you can still register your vote by returning the enclosed Form of Proxy or, alternatively, by registering your vote electronically at **www.sharevote.co.uk**.

Contact information

For shareholders:

Visit **www.severntrent.com** to access the full report and accounts and for additional company information.

If you have any queries relating to your Severn Trent shareholding you can contact our registrar, Equiniti via one of the following:

By post: Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA

Tel: 0871 384 2967*

Textphone: 0871 384 2255*

E-mail: severntrent@equiniti.com

*calls to these numbers are charged at 8 pence per minute from a BT landline. Other telephony providers' costs may vary.

A range of frequently asked questions is also available at **www.shareview.co.uk**.

For customers:

Customers of Severn Trent Water can find further information by visiting **www.stwater.co.uk**.

If you have any queries related to our services you can contact us via one of the following:

E-mail: customer.relations@severntrent.co.uk.

For billing queries call 08457 500 500 (8am to 8pm Mon-Fri and 8am to 1pm Sat).

For operational emergencies (24 hour service) please call 0800 783 4444.

SEVERN TRENT